Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yunhong CTI (Formerly CTI Industries Corporation) and Subsidiaries

We consent to the incorporation by reference in the registration statements (Nos. 333-76006, 333-76008, and 333-169442) on Form S-8 of Yunhong CTI (Formerly CTI Industries Corporation) and Subsidiaries of our report dated April 15, 2019, except for note 22 which is dated May 14, 2020, with respect to the consolidated balance sheets of CTI Industries Corporation and Subsidiaries as of December 31, 2018 and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2018, which report appears in or is incorporated by reference in this annual report on Form 10-K of CTI Industries Corporation and Subsidiaries.

/s/ Plante & Moran, PLLC

Chicago, Illinois

May 14, 2020